Date:   December 24, 2009

VIA EDGAR

Scott Anderegg, Esq.
Mail Stop 3561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street. N.E.
Washington, D.C. 20549-3561

Re:	Sino Gas International Holdings, Inc.
Amendment No. 9 to Registration Statement on Form S-1
Filed November 20, 2009
File No. 333-147998

Dear Mr. Anderegg:

On behalf of Sino Gas International Holdings, Inc. ( the “Company” or “Sino Gas”), we hereby submit this Form S-1 (amendment no. 10) (“Registration Statement”) to the Securities and Exchange Commission (the “Commission”) in response to Staff’s comment letter dated November 30, 2009.

We understand and agree that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.           We note your response to comment 1 in our letter dated November 18, 2009. We continue, however, to note references in your prospectus to information not as of a current date. For example, in your risk factor section on page 12 you refer to April 7, 2009 and in your principal stockholders disclosure on page 63, you again refer to the information as of April 7, 2009 multiple times. As previously stated, these are examples only so please review your entire prospectus and provide appropriate revisions.

Response

In response to Staff’s comment, we made the following revisions to Registration Statement:

On the front of the Registration Statement, we updated our stock price to the most recent practicable date.

On page 12 of the Registration Statement, we updated the date to most recent practicable date.

On page 13 of the Registration Statement, we made minor grammatical revisions.

On page 17 of the Registration Statement, we updated our stock price table to the most recent practicable date.

On page 55 of the Registration Statement, we updated the date to the most recent practicable date regarding environmental assessment.

On page 56 of the Registration Statement, we updated the date to most recent practicable date regarding employees.

On page 59 of the Registration Statement, we deleted the resume for Mr. Xinmin Zhang since he resigned in May 2009.

On pages 63-65 of the Registration Statement, in the principal stockholder section, we made revisions describing our recent issuance of 8% senior secured convertible notes and warrants and the changes to the principal stockholder table.

On pages 65-67 of the Registration Statement, in the selling stockholder section, we made revisions/deletions to selling stockholder table because some of the selling stockholders sold their shares per SEC Rule 144.

On page 72 of the Registration Statement, we added the paragraph describing the accompanying warrants issued with the 8% senior secured convertible notes.

On page 74 of the Registration Statement, we added several paragraphs describing the issuance of 8% senior secured convertible notes and warrants.

On page 156 of the Registration Statement, under “Part II, Information Not Required In Prospectus” section, we relabeled the items pursuant to the format of Form S-1.

On page 158 of the Registration Statement, in the recent sales of unregistered securities section, we added several paragraphs describing the issuance of 8% senior secured convertible notes and warrants and the related agreements.

On pages 160-162 of the Registration Statement, we made revisions to exhibit table to clearly describe whether the exhibits were incorporated by reference or filed previously with the S-1.

****

We believe that we have fully responded to the comments of the Commission, and we request that the review of Amendment No. 10 be handled on an expedited basis.  If the Commission has any questions or further comments, we respectfully request that such comments be directed to the undersigned as soon as practicable as we would like to have a Registration Statement declared effective by the Commission during the week of December 28, 2009.  We would welcome the opportunity to discuss such questions or comments (or discuss further any of our responses) in advance of any written response of the Commission.

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely,

/s/ Yuchuan Liu
Mr. Yuchuan Liu
Chief Executive Office